SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			17,265,490		0.1098	0.1098

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	06	16,811	0.00000	0.00
			Total Conversion ADRs (Out)		16,811		0.00

Shares	Common	Direct with the Company	Deferred Shares	01	87,683	4.00313	351,006.46
Shares	Common	Direct with the Company	Exerc Options	01	30,125	9.359600	281,957.95
Shares	Common	Direct with the Company	Exerc Options	01	97,740	11.972000	1,170,143.28
Shares	Common	Direct with the Company	Exerc Options	05	46,000	3.570960	164,264.16
Shares	Common	Direct with the Company	Exerc Options	09	87,550	0.351064	30,735.65
Shares	Common	Direct with the Company	Exerc Options	12	25,385	11.972000	303,909.22
Shares	Common	Direct with the Company	Exerc Options	14	132,325	0.351064	46,454.54
Shares	Common	Direct with the Company	Exerc Options	21	36,150	9.359600	338,349.54
Shares	Common	Direct with the Company	Exerc Options	21	30,465	11.972000	364,726.98
Shares	Common	Direct with the Company	Exerc Options	22	247,700	0.131064	32,464.55
Shares	Common	Direct with the Company	Exerc Options	23	69,000	0.131064	9,043.42
			Total Sell		890,123		3,093,055.75

Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	87,319	16.63	1,452,114.97
Shares	Common	Direct with the Company	Plan of Shares Acquisition	09	1,848	16.64	30,750.72
Shares	Common	Direct with the Company	Plan of Shares Acquisition	12	18,865	16.11	303,915.15
Shares	Common	Direct with the Company	Plan of Shares Acquisition	14	2,875	16.16	46,460.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	21	43,028	16.34	703,077.52
			Total Buy		153,935		2,536,318.36

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			16,512,491		0.1051	0.1051

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	06	16,811	0.00000	0.00
			Total Conversion ADRs (In)		16,811		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	06	16,089	4.85	78,030.15
			Total Buy		16,089		78,030.15

ADR (*)	Common	Direct with the Company	Exerc Options	06	32,900	2.371737	78,030.15
			Total Sell		32,900		78,030.15

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer